UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Cogent Communications Group Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
19239V104

(CUSIP Number)
October 28, 2004

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|X|     Rule 13d-1(c)
|_|     Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19239V104		Page 2 of 7 Pages
13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth D. Peterson Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 61,996,280
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,996,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,996,280

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.56%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 19239V104		Page 3 of 7 Pages
13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Columbia Ventures Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Washington

NUMBER OF SHARES BENEFICIALLY	5.	SOLE VOTING POWER 61,996,280
OWNED BY EACH REPORTING PERSON WITH	6.	SHARED VOTING POWER 61,996,280
	7.	SOLE DISPOSITIVE POWER 61,996,280
	8.	SHARED DISPOSITIVE POWER 61,996,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,996,280

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.56%

12.	TYPE OF REPORTING PERSON CO

CUSIP No. 19239V104		Page 4 of 7 Pages
13G

Item 1.

(a)    Name of Issuer.

        This Schedule 13G relates to Cogent Communications Group, Inc. (the “Issuer”).

(b)    Address of Issuer’s Principal Executive Offices.

        The Issuer’s principal executive offices are located at 1015 31st Street, N.W., Suite 330, Washington, DC 20007

Item 2.

(a)    Names of Persons Filing.

        This Schedule 13G is being filed by Kenneth D. Peterson Jr. (“Peterson”) and Columbia Ventures Corporation (“Columbia” and, collectively with Peterson, the “Reporting Persons”). Peterson is the sole shareholder and Chief Executive Officer of Columbia.

(b)    Address of Principal Business Office or, if None, Residence.

        The business address of the Reporting Persons is 203 SE Park Plaza Drive, Suite 270, Vancouver, WA 98684

(c)    Citizenship.

        Columbia is a corporation organized and existing under the laws of the State of Washington. Peterson is a United States citizen.

(d)    Title of Class of Securities.

        This Schedule 13G relates to the Issuer’s Common Stock, $.001 par value per share (the “Common Stock”).

(e)    CUSIP Number.

        The CUSIP Number for the Common Stock is 19239V104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_|	Broker or dealer registered under Section 15 of the Act,
(b)	|_|	Bank as defined in Section 3(a)(6) of the Act,
(c)	|_|	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	|_|	Investment Company registered under Section 8 of the Investment Company Act,
(e)	|_|	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	|_|	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	|_|	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G),

CUSIP No. 19239V104		Page 5 of 7 Pages
13G

(h)	|_|	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	|_|	Church Plan that is excluded from the definition of an Investment company under Section 3(C)(14) of the investment Company Act,
(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is calculated based on there being 648,408,617 shares of Common Stock outstanding as of the date of this Schedule 13G, including 16,145,918 outstanding shares of Common Stock and 632,262,699 shares of Common Stock issuable upon conversion of the Issuer’s outstanding shares of Series F Participating Convertible Preferred Stock, par value $.001 per share, Series G Participating Convertible Preferred Stock, par value $.001 per share, Series H Participating Convertible Preferred Stock, par value $.001 per share, Series I Participating Convertible Preferred Stock, par value $.001 per share, Series J Participating Convertible Preferred Stock, par value $.001 per share, Series K Participating Convertible Preferred Stock, par value $.001 per share, Series L Participating Convertible Preferred Stock, par value $.001 per share, and Series M Participating Convertible Preferred Stock, par value $.001 per share, as set forth in the Issuer’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on October 6, 2004.

(a)    Amount Beneficially Owned.

Peterson –61,996,280 Columbia – 61,996,280

(b)    Percent of Class.

Peterson – 9.56% Columbia – 9.56%

(c)    Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote.

Peterson - 0 Columbia - 61,996,280

(ii)	Shared power to vote or direct the vote.

Peterson - 61,996,280 Columbia - 61,996,280

CUSIP No. 19239V104		Page 6 of 7 Pages
13G

(iii)	Sole power to dispose or direct the disposition of.

Peterson - 0 Columbia - 61,996,280

(iv)	Shared power to dispose or direct the disposition of.

Peterson - 61,996,280 Columbia - 61,996,280

Item 5.    Ownership of Five Percent or Less of a Class.

      Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company or control person.

      Not applicable

Item 8.    Identification and Classification of Members of the Group.

        The Reporting Persons are the sole members of the Group.

Item 9.    Notice of Dissolution of Group.

      Not applicable

Item 10.    Certification.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2004	/s/ Kenneth D. Peterson, Jr. Name: Kenneth D. Peterson Jr.
Columbia Ventures Corporation By: /s/ Kenneth D. Peterson, Jr. Its: Sole Shareholder and Chief Executive Officer

EXHIBIT A

Agreement of Joint Filing

        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Cogent Communications Group, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: November 5, 2004	/s/ Kenneth D. Peterson, Jr. Name: Kenneth D. Peterson Jr.
Columbia Ventures Corporation By: /s/ Kenneth D. Peterson, Jr. Its: Sole Shareholder and Chief Executive Officer